Via Electronic Submission (Correspondence)

April 23, 2013

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Fortegra Financial Corporation
Item 4.01 Form 8-K/A
Filed April 17, 2013
File No. 001-35009

Dear Mr. Rodriguez:

On behalf of Fortegra Financial Corporation (“Fortegra”), I hereby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Fortegra's Current Report on Form 8-K/A (Amendment No. 1), filed with the Commission on April 17, 2013 (the “Form 8-K/A”), as set forth in your letter dated April 18, 2013 (the “Comment Letter”). Fortegra has amended the Form 8-K/A in response to the Comment Letter and is filing concurrently with this letter a Form 8-K/A (Amendment No. 2) that reflects these revisions and updates the information contained therein.

For reference purposes, the text of each of the Staff's comments is set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter, and followed by our response thereto.

Staff Comment:

“1. Please confirm that you will amend this Item 4.01 8-K/A to:

•
Disclose the date when your relationship with Johnson Lambert LLP will end, expected to be the earlier of the completion of their review of your consolidated financial statements for the three-months ending June 30, 2013 or of your engagement of a new independent registered public accounting firm, and

•	Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the date that your relationship with Johnson Lambert LLP will end.

Fortegra Response:

In its Form 8-K/A (Amendment No. 2) filed on April 23, 2013 (the “Amendment”), Fortegra disclosed that on April 19, 2013 (the “Effective Date”) the Audit Committee of the Board of Directors of Fortegra (the “Audit Committee”) engaged McGladrey LLP, as of the Effective Date, as Fortegra's independent registered public accounting firm for the fiscal year ending December 31, 2013, and that effective therewith, Johnson Lambert LLP no longer served as Fortegra's independent registered public accounting firm.

In the Amendment, Fortegra also disclosed that through the Effective Date, (i) there have been no “disagreements” (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Johnson Lambert on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Johnson Lambert would have caused Johnson Lambert to make reference to the subject matter of the disagreement in connection with its reports on the Company's consolidated financial statements for such years, and (ii) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Staff Comment:
“2.     Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Johnson Lambert LLP as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.”

Fortegra Response:

Please be advised that attached as Exhibit 16.1 to the Amendment is a letter of Johnson Lambert LLP, dated April 23, 2013, as required by Item 304(a)(3) of Regulation S-K.

If you have any questions or comments in connection with the foregoing, please call me at (904) 350-9660 (ext. 8272).

Very truly yours,

/s/ Walter P. Mascherin
Walter P. Mascherin
Executive Vice President and
Chief Financial Officer

cc: Ignat, Ibolya, Securities and Exchange Commission
Richard S. Kahlbaugh, Chairman, President and Chief Executive Officer